Filed pursuant to Rule 424(b)(3)
File No. 333-230251

PROSPECT FLEXIBLE INCOME FUND, INC.
Supplement No. 2 dated January 15, 2021

to

Prospectus dated October 27, 2020
This Supplement No. 2 dated January 15, 2021 (this “Supplement”) contains information which amends, supplements or modifies certain information contained in the prospectus of Prospect Flexible Income Fund, Inc., (formerly known as TP Flexible Income Fund, Inc.) (the “Company”, “our”, “us” or “we”), dated October 27, 2020 (as previously supplemented and amended, the “Prospectus”). This Supplement is a part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission (the “SEC”), and is available free of charge at www.sec.gov or by calling (877) 822-4276. Capitalized terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.
Before investing in shares of our common stock, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest.

Change in Public Offering Price

On January 15, 2021, our Board of Directors determined to change the public offering price per share of our Class A shares of common stock from $9.40 per share to $9.78 per share. The change in the public offering price became effective as of January 15, 2021 and first applied to subscriptions in good order received on or after January 11, 2021.

The Board of Directors determined that a change in the public offering price was warranted following an increase in our net asset value, based on our operating results in the fourth calendar quarter (our second fiscal quarter). As a result of the change in our public offering price, the net proceeds per share of our continuous public offering of Class A shares will be approximately $8.90 per share.